Sumitomo Corporation

RECEIVED

2008 JAN 23 A 1:42

Rule 12g3-2(b) File No. 82-34680

January 16, 2008

08000359

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 25 2008
THOMSON FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated January 16, 2008 [English translation].

**Sumitomo Corporation**
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

January 16, 2008

To whom it may concern:

Company : Sumitomo Corporation
Representative : President and CEO Susumu Kato
(Code 8053 Tokyo Stock Exchange, 1st Section)
Contact : Corporate Communications Dept.
General Manager Mitsuru Iba
Tel +81-3-5166-3089

## Sumitomo Corporation to Dissolve and Liquidate a Subsidiary

Sumitomo Corporation (SC) has decided to dissolve and liquidate the following subsidiary.

1. Reason for dissolution and liquidation
The decision was made to dissolve and liquidate Dalian Huayou Knitting as a part of replacement of our management resources.

2. Overview of Company to be Dissolved

| | | |
|---|---|---|
| Name | : | Dalian Huayou Knitting Co., Ltd. |
| Location | : | No. 81 Shanluan Road, Zhongshan District, Dalian |
| Representative | : | Masao Yamamoto |
| Business | : | Production and Sales of Tassah Silk Sweater for woman |
| Establish | : | October 1989 |
| Capital | : | 11 Million RMB |
| Shareholder | : | 100% owned subsidiary of SC |
| Fiscal year-end | : | December |
| Financial Record | : | Following list |

(Million RMB)

| | 2004 | 2005 | 2006 |
|---|---|---|---|
| Sale | 8 | 7 | 11 |
| Ordinary loss | (0.8) | (2.5) | (0.1) |
| Net loss | (0.8) | (2.6) | (0.1) |

3. Schedule
Dissolution : February, 2008
Complete of liquidation : August, 2008

END

4. Impact on SC's Financial Results
The liquidation of the aforementioned subsidiary will have only a negligible effect on SC's non-consolidated and consolidated (U.S. GAAP) financial results.

End